09042321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2008 (MM/DD/YY) AND ENDING 06/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Australia Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue 17th Floor
(No. and Street)

New York (City) NY (State) 10022-6072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pieter Bierkens 212-336-7737
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
AUG 28 2009
Washington DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABK 9/2

AP 9/17

Commonwealth Australia Securities LLC

Commonwealth Australia Securities LLC
Member NASD / SIPC

599 Lexington Avenue, 17th Floor
New York, NY 10022-6072 USA

Telephone (212) 848-9200
Facsimile (212) 336-7725

OATH OR AFFIRMATION

I, the undersigned officer of the firm of Commonwealth Australia Securities, LLC, affirms that, to the best of my knowledge and belief, the accompanying financial statements and supplementary scheduled pertaining to Commonwealth Australia Securities, LLC for the year ended June 30, 2009 are true and correct. I further affirm that neither the Company nor any principal officer or member has an proprietary interest in any account classified solely as that of a customer.

Linda N. Cassano
Head of Compliance and Regulatory Risk, Americas

LINDA N. CASSANO, HEAD of REGULATORY RISK + COMPLIANCE
(Input name and title here)

Notary Public

LUCILLE A. NAPOLI
Notary Public, State of New York
No. 03-4969982
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires July 30, 2010

August 26, 2009
Date

Commonwealth Australia Securities, LLC
(A wholly-owned Subsidiary of Commonwealth Bank of Australia)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

Commonwealth Australia Securities, LLC

(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Financial Statements and Supplemental Information

For the year ended June 30, 2009

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member and Board of Directors of
Commonwealth Australia Securities, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC at June 30, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 27, 2009

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

For the year ended June 30, 2009

	2009
Assets	
Cash and cash equivalents	$2,285,736
Due from affiliate	123,876
Due from customer	32,247
Prepaid assets	4,108
Total assets	$2,445,967
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 84,465
Due to customer	32,247
Total liabilities	116,712
Member's equity:	
Total member's equity	2,329,255
Total liabilities and member's equity	$2,445,967

The accompanying notes are an integral part of this financial statement.

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)

Notes to Financial Statements

1. Organization

Commonwealth Australia Securities, LLC (the "Company") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC, and changed its name to Commonwealth Australia Securities, LLC on May 2, 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's securities registration became effective on January 12, 2006. The Company brokers or arranges the sale of Australian Stock Exchange ("ASX") and New Zealand Stock Exchange ("NZX") listed equities and equity derivative products through Commonwealth Securities Limited ("CSL"), an affiliated Australian company and a wholly-owned subsidiary of the Member, and fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to the Company to be remote.

2. Significant Accounting Policies (continued)

Fees
Fees on fixed income transactions are allocated to the Company from its parent on a monthly basis. The fees generally are calculated based on the profit or loss of the trading unit at the Parent.
Fees on equity security transactions are allocated to the Company from its Parent on a monthly basis. The fees are based on the total commission earned by the Parent for the execution of the transaction.

Income taxes

As a single member limited liability company, the Company is treated as a division of Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

Cash and cash equivalents

Cash represents unrestricted cash held with one major financial institution. As of June 30, 2009, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Due from / Due to Customer
The Company records month's end open counterparty failed transactions on the Statement of Financial Condition as Counterparties' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that counterparties are unable to fulfill their contractual obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the counterparties' obligations.

3. Related Party Transactions

The Member has an agreement with CSL to execute and clear equity trades for the Company. The Company receives income on fixed income securities from the Member net of brokerage

and clearing expenses. The Company receives fees on equity securities transactions from the Member gross of brokerage and clearing expenses.

Pursuant to a service agreement, the Member provides certain operating and administrative services to the Company. Such services include compensation, benefits and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in NY. As a consequence, compensation and benefits are allocated by the Member as part of the service level agreement.

4. Income Taxes

As of June 30, 2009 there were no deferred taxes, as there were no differences between the tax and financial reporting basis.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of total aggregate indebtedness. For the year ended June 30, 2009, the Company had net capital of $2,019,291, which was $1,919,291 in excess of the required net capital of $100,000.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. See Supplemental Schedule II for information.

6. Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. The Company acts as agent only and does not hold any principal positions and has no financial instruments.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*", which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs. SFAS

157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has evaluated the impact of adopting SFAS 157 and determined it will not have an impact on its financial statements.

7. Clearing Fee Agreement

Through an agreement with the Member, the Member is responsible for clearing all trades on behalf of the Company. The Company is not required to maintain a deposit account with the Member for this service and is not subject to any termination fees with respect to this agreement.

8. New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No.48 ("FIN 48") Accounting for Uncertainty in Income Taxes, which requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. FIN 48 further prescribes the benefit to be recorded in the financial statements as the amount cumulatively more likely than not to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Interpretation also clarifies the financial statement classification of tax-related penalties and interests and sets forth new disclosures regarding unrecognized tax benefits. On December 30, 2008 at the FASB Board meeting, the FASB deferred the effective date of FIN 48 for nonpublic enterprises, except for nonpublic consolidated subsidiaries of public enterprises that apply US GAAP. The effective date of FIN 48 for these enterprises is deferred to annual periods beginning after December 15, 2008. The Company has elected to adopt FSP FIN 48-3 and will be deferring the adoption of FIN 48 to 2009. The Company is still evaluating the impact of FIN 48 on its financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member and Board of Directors of
Commonwealth Australia Securities, LLC:

In planning and performing our audit of the financial statements of Commonwealth Australia Securities, LLC (the "Company") as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PRICEWATERHOUSECOOPERS

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 27, 2009